Mail Stop 3561

September 15, 2006

Via U.S. Mail & Facsimile (304) 343-3058
Mr. Thomas Cassell
Chief Executive Officer
Convention All Holdings Incorporated
1157 Taborlake Walk
Lexington, KY 40502

> **Re: Convention All Holdings Incorporated**
> **Registration Statement on Form SB-2**
> **Filed August 21, 2006**
> **File No. 333-136791**

Dear Mr. Cassell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

General

1. Please include the primary standard industrial classification code number on the front page of the registration statement.

2. Please advise dealers of their prospectus delivery requirements on the outside back cover of the prospectus. Refer to Item 502(b) of Regulation SB.

3. Please advise if you have an agreement with any existing shareholders requiring you to file this registration statement.

Prospectus

Summary Information

Business, page 1

4. Disclose near the beginning of the summary that your auditors have issued a going concern opinion and the reasons noted for issuing that opinion.

5. Please disclose your net loss for the fiscal years ended December 31, 2004 and December 31, 2005, as well as for the six months ended June 30, 2006, and explain why you experienced such a net loss.

6. Disclose in the summary section that the shareholders have sold the primary facility used by the company and that proceeds from the sale were used to reduce amounts outstanding under the line of credit.

7. Briefly describe what steps you plan to take in the future in order to become profitable.

8. In addition, as described in the section "Description of Property" on page 21, briefly describe your recent square foot reduction in office and warehouse space for storage and the impact this has had on your business, if any.

The Offering, page 1

9. You state that you will pay the expenses of registering the securities, which you estimate at $75,000. However, on page 14 you indicate that International Machinery Movers, Inc. ("IMM") has agreed to advance you all funds necessary to file and complete the registration statement and meet future SEC reporting requirements, and that IMM received the right for three years to exchange its debt for non-voting convertible preferred stock of Convention All Holdings, Inc. Please revise your disclosure to include a summary of this information.

10. Briefly state in this section that your common stock may never be included on the OTC Bulletin Board.

Risk Factors

General

11. Because your business is highly dependent on the convention industry, please describe any risks associated with that industry. These should include the risk that convention business could decline due to recession, terrorism, high gas prices deterring travelers from attending conventions, or the development of new marketing methodologies that make conventions less attractive to industry.

12. Please add a risk factor to disclose your dependence on unionized labor. Include information regarding your labor force so that investors can adequately assess the magnitude of the risk, or of the impact any disruption in the unionized labor force might have on your business. For example, have you had any labor disturbances in the past, and have past renewals of the union labor contract, upon expiration, been difficult or disruptive to your business?

13. Please add a risk factor to address the risks associated with your transaction with International Machinery Movers, Inc. ("IMM"). We note that you granted IMM the right to exchange its debt for non-voting convertible preferred stock of the company. We also note that IMM has the right to redeem the company's common stock.

Because we do not have an audit or compensation committee, page 5

14. You state both in the heading and in the body of this risk factor that all members of the board of directors are not independent. Please revise to indicate that none of the members of the board of directors are independent.

Special Information Regarding Forward Looking Statements, page 6

15. Please note that the safe harbor for forward-looking statements by its terms does not apply to penny stocks like yours. Please remove the reference or explicitly state that it does not apply to shares of your company.

Determination of Offering Price, page 6

16. We note your disclosure that the price of the shares offered was arbitrarily determined based upon the offering price in your recently completed private placement. Please disclose the date on which the private placement occurred and the offering price. In addition, tell us why the consolidated statements of changes in shareholders' equity (deficit) on page 29 do not reflect the private placement

and why the statements of cash flows on pages 30 and 36 do not reflect any proceeds from the private placement.

17. Delete your reference to oral conversations with your selling stockholders and your belief that none disagree with the offering price. To the extent that these conversations include factors that were considered to determine offering price, disclose those factors in this section. Refer to Item 505 of Regulation SB.

18. Please clarify whether the "recently completed private placement" referenced here is the same as the "single private placement" described at the top of page 7 in which all the selling shareholders received their shares. Whether the same or different, include all recent sales of unregistered securities in the section by the same name on page 40 and provide all information on such sales as required by Item 701 of Regulation SB, or advise.

Selling Shareholders, page 6

19. Please describe the transaction in which the selling stockholders acquired the shares being offered under the registration statement. Include all material terms of the transaction such as price and date. File any agreements involved in this transaction as exhibits in your next amendment.

20. Please revise any listing of the duties of Thomas Cassell contained in the filing to indicate that he is on the board of director in addition to the other capacities in which he serves. For example, add this information to the chart here and to his description under "Employees" on page 18.

Blue Sky, page 8

21. You state that 35 states have a "manual exemption." However, you only list 33 states and the District of Columbia. Please revise to eliminate this discrepancy.

22. In addition, in the second paragraph, if other states require securities to be qualified before they can be resold, please state this upfront. In addition, please revise to indicate if there a connection between the fact that some of your shareholders live outside the U.S. and your statement that you "do not intend to and may not be able to qualify securities for resale" in those other states.

OTC Bulletin Board Consideration, page 11

23. We note your disclosure that you have engaged in preliminary discussions with a NASD market maker to file an application on your behalf in order to make a market for your common stock. On page 4 your disclosure says that you are not

aware that any market maker has any such intention to file an application to make a market in your common stock. On page 22 your disclosure says that you have no plans, proposals, arrangements, or understandings with any person with regard to the development of a trading market in any of your securities. Please revise to reconcile these disclosures as appropriate.

Convertible Securities, page 14

24. You state here that the funds provided by IMM for this registration statement and ongoing reporting requirements are an advance, but later refer to the funds as debt. Please revise to use consistent terminology throughout and indicate whether there is a dollar limit or time limit to the funds that IMM will provide.

25. In addition, please provide the amount of both the initial loan and the subsequent loan for the period ended June 30, 2006. In addition, if any notes were issued, please indicate the terms of the notes and include them as exhibits.

26. Please revise your disclosure to clarify whether the debt is convertible into non voting convertible preferred stock or into common stock. Disclose also the amount of shares into which it is convertible.

27. In addition, if the transaction qualifies under Item 404 of Regulation SB, please describe it under "Certain Relationships and Related Transactions" on page 22, or advise.

Description of Business

Business, page 16

28. Please substantially revise the entire business section to provide significant additional factual information relevant to investors, including but not limited to:
   - A breakdown, as appropriate, of the number, type, and location of exhibit properties you installed and dismantled in the last two fiscal years. Indicate any trends in this regard, including whether the overall number of jobs you complete is increasing or decreasing;
   - Background on the type of business you are in, including whether jobs are obtained through competitive bid or otherwise;
   - Please provide a full summary of the services you typically provide to customers, including storage, transportation, construction, etc. Include any unusual or unique services you provide, as well; and
   - Please describe any seasonal aspect of your business.
   Please refer to Item 101 of Regulation SB. Based on these revisions, please

significantly revise the summary, as well, providing a brief overview of the key aspects of the company and the transaction.

Competition, page 17

29. Please revise this section to clarify your competitive position in the industry. To the extent you "partnership with each customer" or use "package pricing" to remain competitive, please describe these methods of competition in greater detail. Please refer to Item 101(b)(4) of Regulation SB.

30. In that regard, please revise your disclosure to minimize the use of meaningless phrases. For example, if you "partnership with each customer," unless you can identify specifically what you do in conjunction with customers that constitutes a partnership, you should delete this phrase. You also state that the fixed price you provide customers is based on "estimates and budgets." Please revise this description accordingly.

31. Similarly, you state that you "provide 75% of our customers with package pricing." If you mean by this that you provide a single price that includes the installation and dismantling of the customer's exhibit space, as well as any other services that you provide, then please state this and describe all services that are included in the package.

Employees, page 18

32. Please disclose any relationship between Bart Cassell, your Coordinator and Chicago City Manager, and Thomas Cassell, Chief Executive Officer, or Frank Cassell, Chief Financial Officer.

33. You state that Thomas Cassell devotes 80% of his time to the company and "his remaining time providing business consulting services to McComick Place." Please describe what McComick Place is.

34. In addition, you go on to say that he consults for the Chicago Auto Show and the Metropolitan Pier and Exposition Authority of Chicago. Please clarify how he can consult for these entities if he devotes all of his time to the company and McComick Place.

35. We note that your operations are conducted under multi-employer contracts with various collective bargaining organizations. Please discuss the salient aspects of these contracts including how it functions, who is party to the contract, and what

consideration is exchanged. Consider adding a risk factor to address the risks resulting from these contracts.

36. In addition, please tell us why these contracts have not been filed as exhibits to this registration statement in accordance with Item 601 of Regulation SB.

37. Please revise to explain whether you negotiate the collective bargaining contracts yourself or otherwise how the collective bargaining process works. Also, what does it mean that your obligations under the various collective bargaining contracts are "limited to the hourly defined contributions?"

Management Discussion and Analysis and Results of Operation, page 18

General

38. Your MD&A lacks a discussion of your critical accounting estimates. Please revise to include a discussion on your critical accounting estimates. Your discussion should address material implications of uncertainties associated with the methods, assumptions, and estimates underlying your critical accounting measurements. Refer to FR No. 72 (also Release 33-8350) for guidance.

Plan of Operation, page 19

39. Your discussion regarding your plan of operations appears vague and incomplete. Please revise to include disclosure with respect to:
   - Approximately how many exhibit properties you anticipate providing installation and dismantling services for in the next twelve month;
   - How you plan on obtaining new customers in the next twelve months;
   - How long you can satisfy your cash requirements and whether you will have to raise additional funds in the next twelve months;
   - Any expected significant changes in the number of your employees; and
   - Any expected purchase or sale of plant and significant equipment.
   For further guidance refer to Item 303(a)(1) of Regulation SB.

40. You provide a list of various shows you "will continue to exhibit" in the next year that differs from the major customer list you provide on page 16. Please revise your disclosure to clarify that you have particular customers at these shows for whom you install and dismantle exhibits and that these shows themselves are not your customers.

41. You state that it is your goal to obtain at least one show every year. Do you mean one new show? How many customers do you typically have at a show? How many exhibits do you typically install and dismantle at a show?

42. In addition, in an appropriate place in the filing, indicate whether these future plans will be sufficient to make you profitable and, if so, when do you project that this will occur? In the section "Year Ended December 31, 2005 and 2004" on page 19 you indicate that you had a larger net loss in 2004, when you conducted more convention business, than in 2005, when your convention business had declined. Thus, does that fact that your convention business is now increasing, as discussed in "Analysis of Financial Condition and Results of Operations" on page 19, mean that you expect to be more or less profitable and why?

Analysis of Financial Condition and Results of Operations, page 19

43. Please revise your discussion throughout to clarify and discuss in greater detail the market conditions in which you operate and the impact that these conditions have on your business. For example, provide a basis for your assertion that there was a decrease in exhibiting at convention sites from 2004 to 2005 but that convention business is now increasing. If there are other reasons for your decrease in business during this period, please indicate what they were. You also state that you expect your revenues to increase. If there are reasons why you believe your revenues will increase, please indicate what they are. The revised discussion should provide a meaningful description of the business conditions or events that materially affect your business. Please refer to Item 303(b) of Regulation SB.

44. In addition, at the bottom of page 20 you indicate that "conventions continue to grow post 9/11." How does this statement fit with your statement that there was a decrease in exhibiting at convention sites from 2004 to 2005. Did conventions only start to grow post 9/11 in 2005?

45. Throughout the MD&A, provide more analysis of the disclosure provided. As an example, on page 19 you say that your revenues decreased 29.5% for the year ended December 31, 2005 compared to the prior year end yet you do not provide an analysis of the reasons for the revenue decrease or the decrease of businesses exhibiting at convention sites. Also, your discussion of your results of operations is overly general in that it does not include a discussion of the factors responsible for the changes in your various expense categories during the periods presented in your financial statements. Without describing the factors causing the underlining changes in your revenues and expenses, there is insufficient insight for a reader to

see the business through the eyes of management. Please revise accordingly. Refer to FR 72 for guidance.

46. In addition, please discuss whether there are any seasonal aspects of your business that had a material effect on your results of operations. In this regard, we note from your interim six months of fiscal 2005 results that revenues were substantially higher with earnings in the first six months than in the last six months of fiscal 2005 when you incurred significant net losses. Refer to the guidance in Item 303(b)(1)(vii) of Regulation SB. Please revise accordingly.

Year Ended December 31, 2005 and 2004, page 19

47. Please revise your disclosure to discuss the "downsizing" to which you refer in the last paragraph of this section.

Liquidity and Capital Resources, page 20

48. Revise this section to provide a clear description of your current liquidity position. Your discussion should include clear statements regarding your current indebtedness and commitments and should disclose your internal and your external sources of liquidity. Please refer to Item 303(b) of Regulation SB.

49. We note that you sold a primary facility in 2005 and used a portion of the proceeds to reduce amounts owed. Discuss the impact that this has on your business. Please refer to Item 303(b) of Regulation SB.

50. In view of the uncertainties concerning your continued existence as a going concern, your filing should contain a reasonably detailed description of your specific viable plans intended to mitigate the effect of such conditions and your assessment of the likelihood that such plans can be effectively implemented. Those elements of the plan that are particularly significant or critical to overcoming your present financial difficulties should be clearly identified and discussed. Additionally, there should be a reasonably detailed discussion of your ability (or inability) to generate sufficient cash to support your operations during the twelve-month period following the date of the most recent balance sheet presented. You should describe the plan in both the management's discussion and analysis of liquidity and the notes to the financial statements (Note 3 of December 31, 2005 annual financial statements and Note 2 of the June 30, 2006 interim financial statements). Also, note that you will need to update this discussion, as necessary, in future quarterly and annual filings with the Commission. Refer to the guidance in section 607.02 of the Codification of Financial Reporting Releases as well as FRR-16.

Off-Balance Sheet Arrangements, page 21

51. You indicate that "certain shareholders and related parties" have pledged personal assets as collateral. Please indicate how much in personal assets have been pledged and by whom. In addition, please indicate that <u>certain</u> shareholders and their father owned the building rented by the company.

52. In light of the loan covenant prohibiting borrowing, please disclose the amount you owe under your line of credit with American Chartered Bank as of the most recent interim stub. In addition, disclose the percentage of the relevant accounts receivables which it represents.

Description of Property, page 21

53. You indicate on page 22 that you paid $2,222.22 in monthly rent, which comes to $26,666.64 in annual rent, before the landlords, Frank Cassell, Thomas Cassell, and James Cassell, sold the building you were using. However, on page 22 under "Certain Relationships and Related Transactions" you indicate that annual rent you paid on the building was $55,876 for the year ended December 31, 2005. Please revise to eliminate this discrepancy.

54. In addition, please include any such rental or lease agreement as an exhibit. See Item 601(b)(10)(i)(A) of Regulation SB.

Certain Relationships and Related Transactions, page 22

55. All transactions covered under Item 404 of Regulation SB should be discussed in this section. Please revise your document accordingly.

56. You indicate that Thomas Cassell and Frank Cassell paid $140,000 to American Chartered Bank and "the account receivable from these officers was reduced accordingly." Were these funds from the sale of the property leased to the company? Why did Thomas Cassell and Frank Cassell have accounts receivable with the company in the first place? Please provide all material details of these transactions.

Financial Statements

General

57. The independent public accountants in each amendment should furnish manually signed and currently dated consents to the Form SB-2.

58. In the event of delay in effectiveness of the Form SB-2, please update the financial statements in accordance with Item 310(g) of Regulation SB.

Consolidated Statements of Cash Flows, page 30

59. We note the proceeds from the convertible note payable are included in cash flows from operating activities. It appears that the proceeds should be included in cash flows from financing activities in accordance with the guidance in FAS No. 95 paragraph 19(b). Please revise or advise accordingly.

Notes to the Consolidated Financial Statements, page 31

Note 4: Related Party Transactions

60. Your disclosure concerning the accounting for the $60,000 shareholders used to pay down your line of credit is not clear. Please revise to disclose, for example, if the $60,000 will be paid back to the shareholders. If not, please tell us how you accounted for it in your financial statements.

Indemnification of Directors and Officers, page 39

61. Please separate the prospectus from "Part II – Information Not Required in the Prospectus," including Indemnification of Directors and Officers, Other Expenses of Issuance and Distribution, Recent Sales of Unregistered Securities, Exhibits, Undertakings, and Signatures. See Form SB-2.

62. You cite provisions of the State of Delaware General Corporate Law empowering corporations chartered thereunder to indemnify directors and officers. Please revise your disclosure to make clear whether through charter provisions, by-laws, contract, or other arrangements you have in fact indemnified such individuals and to what extent you have done so. Refer to Item 702 of Regulation SB.

Exhibits, page 41

63. Please include a power of attorney, as required by Item 601(b)(24) of Regulation SB.

64. Please file as an exhibit your loan agreement with American Chartered Bank.

Signatures, page 43

65. Please provide the signatures of the controller or principal accounting officer, and at least the majority of the board of directors. For any person who occupies more

than one of the specified positions, please indicate each capacity in which he or she signs the registration statement. See Form SB-2.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Kuhn at (202) 551-3308 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3315 with any other questions.

Sincerely,

Hanna T. Teshome
Special Counsel

cc: Via Facsimile (304) 343-3058
       Edd McDebitt, Esq.
       Bowles, Rice, McDavid, Graff & Love, LLP